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IZOLA

Croissants | Wild Sourdough

710 13th St
San Diego, CA 92101
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IZOLA previously received $101,900 of investment through Mainvest.
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THE PITCH
IZOLA is seeking investment to build out a new hybrid production, distribution, & cafe space.
Generating RevenueExpanding Location
OUR STORY

Jenny and I love pastries and bread warm from the oven...for me, the smells and tastes connect me to my most treasured food and family memories.
In Feb 2020 we were wandering through France in search of the simple, warm, pastries of French legend (and great skiing) when COVID began. As
we returned to an anxious San Diego, we could not find hot from the oven bread or pastries anywhere. That is when we decided to bring joy to our
community (and ourselves). So with this simple idea, a Kansas farmer's can-do spirit, and a boatload of naivete, we taught ourselves to bake and
turned a century-old photo studio into what would become a top bakery in San Diego. I remember IZOLA's first day, June 10, 2020, we lowered 12
croissants in a basket out the 3rd-floor window to socially distanced customers waiting below. After their first bite, we saw their faces smiling up at
us and realized we'd found our purpose. From that day until now we have been lifted by the grace of so many people. Starting with our heroic team
pictured below.

THE TEAM
Jeffrey Brown
Founder
PROFILE

A proven business builder who is passionate about creating fully immersive experiences - from reimagining the bakery industry and serving hot from
the oven sourdough and croissants resulting in San Diego's only 5-star bakery to telling Pulitzer-recognized stories through film and photography.

EXPERIENCE
FOUNDER

IZOLA Bakery / San Diego, CA / March 2020 - Present

Reimagined what a bakery could be - handcrafted sourdough and croissants made from the best tasting ingredients, served hot from the oven all
day long, in a welcoming community space.

Posted 384% YoY growth through word of mouth and a marketing budget of less than $200/month.

Achieved over 300 five-star reviews on Google through direct customer reach-out campaigns.

Developed proprietary enterprise resource management solution – IZOLA Operating System – allows us to control the journey for 800 croissants +
sourdough each day and bake them just a few minutes before customers eat them.

Helms a startup that has reached profitability in less than 2 years.

FOUNDER, DIRECTOR AND EXECUTIVE PRODUCER
Tallgrass Pictures / San Diego, CA / October 1997 - March 2020

A hybrid production company that created both films and still photographs. Clients included Adidas, Citibank, Nike, Dolby Creative Services, New York Magazine, and USA Today.

A full-time staff of 10.

Generated annual 7 figure revenues.

Managed the entire production, including creative, talent casting, location, crew, permits, insurance, and payroll.

Post-production capabilities included ten editing bays, DaVinci Resolve color correction, broadcast calibrated theatre with 100" screen, Dolby 5.1 mixing, broadcast mastering, and nationwide distribution.

Recipient of multiple ADDY awards.

PHOTOJOURNALIST
Copley Newspapers + Jacksonville Journal-Courier / May 1992 - September 1997

Covered natural disasters, world sporting events, and global health issues. Work has graced the front page of USA Today, National Geographic, Life Magazine.....Pulitzer Prize finalist for work documenting the experience of an immigrant crossing the border from Central Mexico to Chicago.

Jennifer Chen
Co-Founder
PROFILE

Seasoned retail executive with 20 years of experience building multimillion-dollar brands. Consistently delivers double-digit YoY comps through a focus on assortment optimization.

Co-Founder / IZOLA / San Diego, CA

March 2020 - Present

Helped launch a business at the start of COVID that is currently posting a 384% YoY increase and on track to generate $1M in annual revenue.

Key accomplishments:

Created and built a system that allows us to have just-in-time inventory (hot-from-the-oven) ready for pre-order pick-up times and walk-in demand.

Forecasting methods and strategic assortment planning have allowed us to average 3% food waste vs. the double digits typically seen in the restaurant industry.

Associate Director of Merchandising / Brilliant Earth / San Francisco, CA (Remote)

May 2008 - Present (Consultant from 2008-2020)

Lead the merchandising, visual merchandising, and product development strategy of a company that went public in 2021, growing it from $6.5M to $380M; reported to the Senior Vice President of Retail.

Key accomplishments:

Joined the company when it was a team of 7 and now employs over 500.

Built merchandising department from the ground floor to a team of 14.

Delivered 51% sales growth during the pandemic, generating record profitability.

Doubled brick-and-mortar retail locations in the span of a year.

Led the merchandising integration of a new cloud-based data visualization software.

Established an open-to-buy process, improving in-stock rates, and limited inventory liability.

Senior Merchandise Manager / Provide-Commerce (Red Envelope) / San Diego, CA

Mar 2009 – Mar 2012

Oversaw over half of the total business

Key accomplishments:

Realigned under-performing categories, cut SKU count in half while posting positive YOY sales comps.

Developed a test program for incorporating customer insights into the product development process through focus group research and customer surveys.

Led customization/personalization integration with our two fulfillment centers to ensure holiday readiness.

Buyer / Wal-Mart, Inc / Brisbane, CA

Aug 2005 – Apr 2008

Managed the online jewelry assortment of the nation's largest jewelry retailer.

Key accomplishments:

Drove double-digit comps each year on a $20M business.

Led annual overseas sourcing and product development trips. Oversaw cost negotiations, product development, and sourcing with domestic and overseas vendors

SKU count optimization reduced inventory by 50% while still delivering YoY growth in both sales and GM%.

Implemented new product photography requirements resulting in a drop in return rates.

Developed a high margin closeout channel which generated an additional $250k+ in annual revenue.

Identified and negotiated vendor marketing funds, contributing an additional $100k+ in gross profit annually.

Created warehouse tracking procedures to ensure on-time slotting of inventory; worked closely with QC to deliver the lowest inventory defect rate among all jewelry divisions of Wal-Mart, Inc.

OUR MISSION

IZOLA is changing the way Americans think about and experience sourdough bread and croissants.

Quality: Everything we make is served hot from the oven from the best tasting ingredients, made with time honored, multi-day techniques.
Hospitality: We delight our customers – San Diego's Only Google 5 Star Bakery – check out their reviews, https://rb.gy/f2lp1g
Justice: We practice environmental, racial, gender, economic, sexual orientation justice.
THE PROBLEM

Bakeries are not keeping up with customer desires.

Baked hours (or days) before eating: Would you prepare dinner for a loved one at 9am and let it sit on the counter until 6pm, as it got cold and stale?
Mediocre ingredients: Most bakeries use generic ingredients lacking in flavor and nutrients, with chemical additives to speed production.
Poor customer service: Treated like a transaction? I've felt it, I bet you have too. Not worth it, even if the food is great.
OUR SOLUTION

We're reinventing the American bakery.

Superior product: The very best tasting ingredients: Organic milk and flour. Free range eggs. AOP butter from Normandy. Traditional techniques in a modern context.
Elevated hospitality: At IZOLA Bakery all people are seen, heard & valued. Community blossoms, guests linger to eat, talk, and listen to music.
Hot from the oven: All of our Croissants and Sourdough Bread are served hot-from-the-oven. All day.......Life changing.

THE RESULTS

2021 was amazing for IZOLA. Thank you team! And we achieved it all in a converted 3rd-floor photo studio, with no signs, during COVID, open 4 days per week, through word of mouth advertising.....A Speakeasy for Sourdough.

IZOLA has reached profitability in less than 2 years.
Posted 384% YoY growth through word of mouth and a marketing budget of less than $200/month.
We're the only Google 5.0 star bakery in San Diego. https://rb.gy/f2lp1g
Developed proprietary enterprise resource management solutions – IZOLA Operating System – allows us to control the journey for 800 croissants + sourdough each day and bake them just a few minutes before customers eat them. Cloud Based. Scalable.
Imagine the future!
THE INVESTMENT OPPORTUNITY

Jenny and Jeffrey are deeply grateful to the IZOLA Community. IZOLA is strong, and we eagerly look to a future where IZOLA is all over San Diego and beyond. We invite you to join us with whatever resource you have in abundance: Knowledge, capital, muscle, or wit.

Production: Build out new hybrid production/cafe space. Improve efficiency + increase production. Easier access for customers + unique experience.
Distribution: Live Bake Truck, IZOLA Bake at Home, IZOLA Bread Cafe (See attached deck for more information).
Technology: Improve scalability + efficiency of the IZOLA Operating System and expand customer facing feature set.
Operating capital: To expand and train our team, cover expenses as we ramp up.
IZOLA'S NEW HOME

A hybrid production/bakery cafe re-imagined with elevated hospitality, unique guest experiences.

4790 square foot building in central San Diego with ground floor exposure and parking
Unique experience: Guests sit at tables and diner-style counters woven into our making and baking areas. Imagine watching (and smelling) loaves coming out of the oven and croissants being shaped in a glass cube
Improved efficiency: Lower labor costs, and higher profit margins
Supports future expansion: Increased production capacity will supply IZOLA Bread Cafes, the IZOLA Live Bake Truck and IZOLA Bake at Home
HOT FROM THE OVEN CROISSANTS AND SOURDOUGH....SERVED WITH ELEVATED HOSPITALITY
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OUR VISION: HAVE THE IMPACT OF AN ORGANIZATION ON THE SCALE OF CHIPOTLE OR STARBUCKS

Please review our investment timeline and deck below for a more in-depth look at our proposed use of funds and strategy.

PRESENT

IZOLA profitable (209% growth YTD)

Q2 2022

New production facility build out

Q3 2022

IZOLA live bake truck, technology improvements

Q1 2023

IZOLA bake at home

Q3 2023

IZOLA bread cafe #1

Q2 2024

IZOLA V1.0 complete

This is a preview. It will become public when you start accepting investment.
IZOLA BUSINESS PLAN

Updates
JUNE 8TH, 2022
Coming to an End

Our Revenue Sharing Note investment campaign will be ending tomorrow (Wed 6/8), and as it wraps up, I'd like to thank you all so much for the amazing support, your investments will strengthen IZOLA and amplify our mission of justice.

Our Equity campaign will be launching soon on Mainvest, for more information please visit. https://www.izolabakery.com/invest-in-izola

All our best,

Jeffrey + Jennifer

JUNE 1ST, 2022
Great News! May Financial Results

Wow! Let's do the numbers

IZOLA net sales grew 15% to $79,650 in May.

MoM increase of 15%!!!

YoY (to date) increase 310%

Great job IZOLA team!! We're so proud of the work we are doing together.

A few recent customer voices:

MAY 30TH, 2022
IZOLA named "Best Bakery In San Diego"

A huge thanks to the IZOLA community! It has been an honor to collaborate with team members, customers, vendors to bring IZOLA to life. Cheers!
Jeffrey + Jenny

MAY 5TH, 2022
April Performance Update

HI Everyone!

We had a great month in April! 69k in net sales, 405% growth YoY, 11% growth MoM. Continuing our double digit MoM growth: This compounding growth is hard, kudos to the team for making it happen and finding ways to continue to delight the IZOLA family.

A few customer reviews from this week:

Susanne V. La Mesa, CA (Yelp 5 stars) Warm, fresh out of the oven baked goods that are made with incredible quality ingredients! I have enjoyed and been impressed with everything I have eaten from there. Customer service is top notch and there is a sense of pride in all who work there.

Meetal Shah (Google 5 stars) Wonderful morning buns. We ordered a whole batch as our team was flying out the next day back home to the east coast. It was heaps better than anything you find at the airport. Super delicious, well laminated pastry. Just extraordinary. Thanks for making flying bearable. 😁

Jessica Yaffa (Google 5 stars) Literally can't stop talking with people about Izola. I've been to France many times and I'm not kidding when I tell you that the Izola pastries blow anything I've had in Paris out of the water! I've been twice now in two weeks and dream about these goodies on the days in between visits. Insane!!

Thank you for your support everyone!

Cheers,

Jeffrey + the IZOLA Team

This is a preview. It will become public when you start accepting investment.
Data Room

Intended Use of Funds
Target Raise
Maximum Raise

Total $0
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,070,636 $3,597,460 $5,003,174 $5,954,890 $7,079,400
Cost of Goods Sold $685,207 $2,115,306 $2,781,765 $3,191,821 $3,723,764
Gross Profit $385,429 $1,482,154 $2,221,409 $2,763,069 $3,355,636

EXPENSES

Non-Controllable $149,562 $332,937 $424,465 $475,662 $539,079
Controllable $161,902 $564,945 $745,073 $844,761 $954,303
Operating Profit $73,965 $584,272 $1,051,871 $1,442,646 $1,862,254
This information is provided by IZOLA. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $0
Maximum Raise $0
Amount Invested $0
Investors 0
Investment Round Ends June 9th, 2022
Summary of Terms
Legal Business Name Tallgrass Pictures LLC
Minimum Investment Amount $1,000
Description of Securities

Key Terms:

Structure of Security - LLC Membership Units
Pre-money Valuation - $12 million
LLC Membership Units Outstanding - 12,000,000
LLC Membership Units Available in Offering - 430,000
Price Per Unit - $1.00
Minimum investment amount - $1,000
Total Offering Amount - $430,000
Minimum Offering Amount - $50,000

Tallgrass Pictures, LLC (the "Company") is offering to Investors an opportunity to purchase Membership Units ("Units") in the Company. The minimum investment amount per Investor is $1,000.00.

None of the Units will be sold unless offers to purchase at least the target offering amount identified in the Form C, together with the properly completed Subscription Agreement are received by the close of the Offering. The securities sold are limited liability company membership interests in the Company (referred to as "Units" in the Offering), fully paid-up and entitled to all rights and privileges of participation, information, voting and dividends, and other privileges, without limitation, as other Units of the Company outstanding as of the date of the Offering as described in the Company's Operating Agreement accompanying the Form C as Appendix C and Subscription Agreement filed with the Securities and Exchange Commission.

The purchase price of each Unit is $1.00, and the Company with a minimum purchase amount of 1,000 Units for a minimum investment amount of $1,000

Financial Condition
Historical milestones

IZOLA has been operating since June 2020 and has since achieved the following milestones:

Opened location in San Diego, CA

2020: Achieved revenue of $27,697

2020: Cost of Goods Sold (COGS) of $19,743, which represented gross profit margin of 28.7%

2021: COGS $186,888, implied gross profit margin of 19.9%

2021: 384% revenue growth.

2021: Revenue $351,213

2021: Gross Profit $7,299

2022: Revenue on track to grow to $1,070,000 (209%)

2022: Operating Profit on track to grow to $73,965

Historical financial performance is not necessarily predictive of future performance.

Risk Factors

A purchaser of Units will be referred to below as an "Investor" or "you." The Company's current business of owning and operating IZOLA artisanal bakeries and the marketing, licensing and sale of products and services using the IZOLA's trade name will be referred to below as "IZOLA." Any capitalized terms not defined herein or in the Form C shall have the meanings set forth in the Company's Operating Agreement located in Appendix C.

THE UNIT ARE A SPECULATIVE INVESTMENT; YOU MIGHT LOSE YOUR MONEY

The Company's current business, the development and operation of IZOLA artisanal bakeries, is in the early stages of its development on which to base an evaluation of its business and prospects. Investors in the Company should understand that the market for IZOLA's products and services has not been tested beyond IZOLA's initial retail location and many variables, both anticipated and unanticipated, may affect the success of IZOLA. No assurance can be given as to the ultimate success of IZOLA, as to its ability to generate revenues or as to how soon, if ever, the purchasers of Units may receive a return on their investment.

RISKS OF UNDERCAPITALIZATION AND ADDITIONAL CAPITAL RAISES

IZOLA currently has a limited sales history. Without robust sales, IZOLA will rely almost entirely on the proceeds from the Offering to fund growth of its operations. The Company anticipates seeking to raise additional capital to maximize the opportunities available to IZOLA. A financing may involve incurring debt or selling equity securities to raise money to pay for operating expenses and the implementation of IZOLA's business strategy. The Company cannot assure Investors that additional financing will be available to IZOLA on commercially reasonable terms, or at all. If the Company raises capital through the sale of equity securities, the percentage ownership of the Members could be diluted. In addition, any new equity securities may have rights, preferences or privileges senior to those of the holders of the Company's outstanding Units at the time of such investment. If the Company is unable to obtain additional financing, its ability to fund its operations and execute its business plan could be materially adversely affected and Investors could lose all or a significant portion of their investment. The Company's inability to adequately fund its business development would also harm its ability to earn revenues.

LIMITED SERVICES

IZOLA operates with a very limited scope, offering only particular goods and services to customers, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which the Company operates is highly competitive and could become increasingly competitive with new entrants in the market. IZOLA competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from IZOLA's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company, including decisions relating to IZOLA. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

The Company's success will be dependent, in part, upon the services of its senior management, currently Jeffrey Lamont Brown ('Brown") and Jennifer Chen ("Chen"). The Company does not currently have written employment agreements with its senior management. The loss of the services of one or more members of senior management could have a significant adverse effect on the Company's business, operating results and financial condition.

FINANCIAL FORECASTS RISKS

The financial forecasts provided to Investors by the Company are forecasts by the Company based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, IZOLA is a newly established business and therefor has limited operating history from which forecasts could be projected.

IZOLA's limited operating history makes financial forecasting highly speculative. Because of the speculative nature of such forecasting, future operating results will undoubtedly differ materially from any forward-looking or "pro forma" forecasts and financial projections which may have been provided to Investors by the Company. Investors are therefore cautioned against relying on any such forward-looking statements or financial projections as a prediction of future results.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. In addition, the Operating Agreement restricts the transfer of Units. Given these factors, you should be prepared to hold your investment for its full term.

IZOLA anticipates that for the foreseeable future it will retain and reinvest any profits from operations back into the business to fund growth and expansion. Therefore, even if the Company is profitable, it is not likely to make any cash distributions to Investors for some time.

Each Investor will be required to represent that (i) the Units are being acquired for investment and not with a view to distribution or resale, (ii) such Investor understands the Units are not freely transferable and (iii) such Investor must bear the economic risk of the investment for an indefinite period of time because the Units: (a) have not been registered under the Securities Act or applicable state "Blue Sky" or securities laws; and (b) cannot be sold unless they are subsequently registered or an exemption from such registration is available and such subscriber complies with the other applicable provisions of the Operating Agreement. There will be no market for the Units and Investors cannot expect to be able to liquidate their investment in case of an emergency. Further, the sale of the Units may have adverse federal income tax consequences (the potential purchasers are strongly advised to seek counsel from his or her tax and financial advisor with respect to an investment in the Company). A Member of the Company will be permitted to assign or sell its interest in the Company only in very limited circumstances, as more fully set forth in the Operating Agreement.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

THE PRICE OF THE UNITS WAS DETERMINED ARBITRARILY

The purchase price of the Units have been determined primarily by the anticipated capital needs of the Company and bears no relationship to any established criteria of value such as book value or earnings per Unit, or any combination thereof. There has been no independent or professional valuation of the Company for the Offering.

THE INTENDED USE OF PROCEEDS IS ANTICIPATORY AND MAY BE SUBJECT TO CHANGE

The net proceeds to the Company from the sale of the Units are anticipated to be used as set forth in those certain offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the undersigned on the Company offering profile at https://www.mainvest.com. The Investor understands the use of funds described in the Offering Materials are anticipated uses only and that the Manager retains broad discretion to reallocate the proceeds of the Offering as Manager deems necessary or appropriate to suit the needs of the Company as circumstances evolve. The failure of the Manager to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition. The Company currently anticipates that it will retain future earnings, if any, for use in the operation and expansion of the Company's business (and the payment of certain debt) and, therefore, the Company does not anticipate declaring any distributions to Members in the foreseeable future.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate. In the event the Company ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Offering of the Units will not be registered with the Securities and Exchange Commission under the Securities Act or the securities agency of any state, and the Units are being offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws ("Regulation Crowdfunding Exemption"). Since this is a nonpublic offering and, as such, is not registered under federal or state securities laws, Investors will not have the benefit of review by the Securities and Exchange Commission or any state securities regulatory authority. If the Company should fail to comply with the requirements of the Regulation Crowdfunding Exemption, Investors may have the right, if they so desired, to rescind their purchase of the Units. It is possible that one or more Investors seeking rescission would succeed. If a number of Members were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and, thus, the investments in the Company by the remaining Members.

INCOMPLETE OFFERING INFORMATION

Title III does not require the Company to provide investors with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that Investors in the Company would make a different decision if they had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to Investors for at least 12 months following the Offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the Company's business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

The Operating Agreement permits the Company to enter into contracts with Members and Affiliates (as defined in the Operation Agreement) which contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons who are not Affiliates of Members or Manager ("Affiliate Transactions Clause").

The Company will be leasing space for its second location from Brown and Chen, the current owners and executive management of the Company. The profitability of the Company will depend in part on the rental terms under this lease, which has yet to be negotiated. Brown, as Manager, will be negotiating the lease terms on behalf of the Company, as the tenant, and Brown and Chen will be negotiating the lease terms on their own behalf, as the landlords. This is a conflict of interest and the lease terms may be compromised because of such conflict, notwithstanding that Brown and Chen intend to do market research to determine an appropriate rental, Brown's actions will be subject to his duties of loyalty and care owed to the

Company and its Members, and the actions of Brown and Chen with respect to the negotiation of the lease terms are subject to the requirements of the Affiliate Transactions Clause.

Brown has personally guaranteed an SBA loan made to the Company. As Manager, Brown will have the discretion as to how to allocate the resources of the Company, including whether to pay down this debt. Brown may cause the Company to pay down the debt instead of using the funds for other business purposes, including business purposes that Investor may believe is a better use of such funds, such as distributions to Members or investment in sales, marketing or new equipment.

Generally, an Investor's interests and the interests of the Company's management should coincide: However, an Investor's interests might be in conflict not only in the areas described above, but in other important areas, including these: An Investor might want the Company to act conservatively to maximize the chances or size of distributions to the Investors,, while the Company might prefer to spend aggressively to grow the IZOLA business. An Investors may desire to keep the compensation of managers lower than what the managers believe is fair compensation for their services.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

The Manager has the power, without the vote of the Members, to create classes of membership interests or units having rights, powers, and duties superior to the Units to be purchased by Investors, including, without limitation, the right to be paid before holders of such Units, the right to receive larger distributions than the holders of such Units, or the right to have a greater voice in management than holders of such Units.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. the Company will not be required to implement these and other investor protections.

THE COMPANY IS SUBJECT TO THE CONTROL OF THE MANAGER AND THE OWNER OF A MAJORITY OF THE UNITS

The Company is a "manager-managed limited liability company" as defined in the California Revised Uniform Limited Liability Company Act, currently codified in the California Corporations Code, Sections 17701.01-17713.13, as the same may be amended from time to time. Manager will have the right to make all day-to-day decisions and most major decisions with respect to the management and operation of the business and affairs of the Company. The Members will have only very limited rights of approval of Company matters as set forth in the Operating Agreement. When Member approval is required under the Operating Agreement a majority of the outstanding Units can generally approve such decisions. As of the date hereof, Brown is the Manager and is also the holder a majority of the Units. As a result, Brown has very broad authority to act on behalf of the Company and minority Members in the Company will have very limited rights to limit or curtail Brown's actions. In addition, while Brown is the Manager of the Company, he may not be removed as the Manager under any circumstances unless a majority of the Units entitled to vote (excluding any Units owned by Brown) establishes, pursuant to a formal judgment by a court of law, that Brown has committed pertaining to the performance of his duties as Manager.

THE BUSINESS PURPOSE OF THE COMPANY INCLUDES PURPOSES THAT MAY NOT BE OPERATING FOR PROFIT

While the principal business activity and purpose of the Company is the ownership and operation of IZOLA's bread cafes and the marketing, licensing and sale of products and services using the IZOLA's trade name, or any successor trade name, an additional business and purpose of the Company, which may not be operated for profit purposes, is the promotion of social and environmental change by supporting positive business practices, as determined by the Manager, including reducing inequality, lowering poverty levels, creating more sustainability for our environment, and building stronger communities. Accordingly, an investment in the Company may not be suitable for an investor who only wants to invest in a business that has a pure profit motive or who does not share the objectives of the Manager regarding supporting social and environmental change in this manner.

MEMBERS INCLUDING THE MANAGER MAY ENGAGE IN OUTSIDE BUSINESS ACTIVITIES

The Manager will not be required to devote any fixed amount of time to the affairs of the Company. The Members, including the Manager, are permitted to continue to engage in other business activities and are not obligated to present to the Company or Investors any particular investment or opportunity, even if the opportunity is of a character which, if presented to the Company, could be taken by the Company. As a result, the Manager or Members could divert opportunities away from the Company and reduce the potential returns resulting from the investment.

THE UNITS ARE UNCERTIFIED

Except as otherwise determined by the Manager, in Manager's discretion, the Units shall be uncertificated and a listing of the registered holders on the books and records of the Company shall be maintained solely on the registrar of the Company's membership interests and, if applicable, in the book-entry account system of any transfer agent appointed by the Company.

DISPUTES RELATING TO THE UNITS AND OPERATING AGREEMENT TO BE ARBITRATED

In most circumstances, binding arbitration shall constitute the sole and exclusive remedy for the settlement of any dispute or controversy concerning the Operating Agreement and the rights of Investor under the Operating Agreement. The arbitration proceeding will be conducted in San Diego, California, before a single arbitrator, and administered by JAMS under the JAMS Comprehensive Arbitration Rules and Procedures in effect at the time a demand for arbitration is made. The arbitration process is set forth in further detail in the Operating Agreement.

THE COMPANY'S OBLIGATION TO INDEMNIFY THE MANAGER AND MANAGER'S AFFILIATES COULD RESULT IN SIGNIFICANT CHANGES THAT WOULD ADVERSELY AFFECT THE COMPANY'S PERFORMANCE

Under the Operating Agreement, the Manager and Manager's affiliates are not liable to the Company or to the Members for any act or omission except for acts of misconduct or gross negligence, and under certain circumstances, the Manager and Manager's affiliates will be entitled to indemnification from the Company for certain losses, including, without limitation, on personal guarantees of Company debt. Such indemnification obligations may be material. The indemnification obligations of the Company would be payable from the assets of the Company, including the capital contributions of the Members.

RIGHTS TO REQUIRE MEMBERS TO PARTICIPATE IN A SALE TRANSACTION

Subject to certain limitations as set forth in the Operating Agreement, if Members holding a majority of the outstanding Units elect to consummate a sale of all of the Units or equity interests in the Company to any independent third party, the Operating Agreement obligates the other Members to consent to the proposed transaction and to take all other actions reasonably necessary or desirable to cause the consummation of such proposed transaction. Therefore, you may be required to sell your Units without consent if the owners of a majority of the Company's Units desire to sell their Units

COMPANY HAS RIGHTS TO PURCHASE UNITS UNDER CERTAIN CIRCUMSTANCES

If a Member receives a bona fide written offer from a third party to purchase all or a portion of such Member's Units, the Company has a right of first refusal to purchase such Units as set forth in more detail in the Operating Agreement.

The Company shall have the right, as set forth in more detail in the Operating Agreement, to repurchase the Units of a Member upon the withdrawal, resignation, expulsion, bankruptcy, dissolution, death or occurrence of any other event which terminates the continued membership of such Member. The purchase price for such Member's Units shall be the fair-market value of such Units as determined by the Manager in Manager's good faith discretion. The purchase price may be paid in full in cash or in installments as set forth in the Operating Agreement. These purchase terms are favorable to the Company.

SIDE AGREEMENT BETWEEN BROWN AND CHEN

Brown and Chen have entered into an agreement ("Side Agreement") giving each other the option and right to purchase the other's Units ("Purchase Right") in the event of the termination of the other's membership with the Company, including the withdrawal, expulsion, bankruptcy, dissolution, or death of such person ("Dissociation Event"). The purchase price for such Units is their fair market value based on an appraisal process (if Brown or Chen, or their legal representatives, as applicable, cannot agree on a purchase price). The Operating Agreement generally gives the Manager the right to cause the Company (or an assignee), in Manager's discretion, to acquire a Member's Units with respect to a Dissociation Event at fair market value as determined in the Manager's good faith discretion. If either Brown or Chen suffered a Dissociation Event and the other exercised the Purchase Right with respect to such event, the Side Agreement would result in either Brown or Chen acquiring ownership of the other's Units, and not the Company, and possibly using a different process to determine the fair market value of the Units. If Chen acquires Brown's Units under the Side Agreement, then Chen may acquire enough Units to give her a majority of the outstanding Units, and, in such event, Chen would have sufficient votes to appoint herself the Manager of the Company, giving her substantial control over the Company's operations.

MEMBERS CLAIMS ARE SUBORDINATE TO CREDITORS

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed to the Members only after the satisfaction of claims of creditors and the establishment of reserves. Accordingly, the ability of the Members to recover all or any portion of their investment under such circumstances will depend on the amount of the funds so realized and the claims to be satisfied therefrom.

OTHER BUSINESS RISKS

The current business of the Company is the operation of an artisan bakery, limited to hot-from-the-oven small-batch croissants and wild sourdough. A business primarily focused on this concept is a relatively untried concept in the United States. The success of the Company's business will in large part be dependent upon the acceptance by the public of this concept. Failure of the concept to find acceptance among local customers would likely result in the failure of the Company. In addition, the Company operates in an industry with significant competition. The Company's business plan does not rely on intellectual property rights owned by the Company, other than with respect to the IZOLA trade name As a result, there is little intellectual property protection of the Company's business plan, and competitors may develop competitive products that gain market acceptance. Competition could result in lost sales, pricing pressures, reduced margins or the failure of the Company to achieve or maintain market acceptance, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

At the time of this Subscription Agreement, the region and world are experiencing an ongoing pandemic caused by the COVID-19 virus. On the advice of public health officials, government authorities and regulators have in the past taken various actions to mitigate the spread of COVID-19, including requiring businesses to implement safety measures (social distancing, mask wearing), encouraging remote working, and ordering the shutdown of "non-essential" businesses. While many restrictions have been lifted, they will continue to impact business operations for the foreseeable future and new requirements could be imposed at any time. It is impossible to predict what long-term impacts the COVID-19 pandemic or similar public health emergencies may have on the Company or this investment.

This information is provided by IZOLA. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
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Robert E. San Diego, CA about 19 hours ago

I invested because Izola makes the most phenomenal Croissants. Jeff is driven to overcome all barriers to success.

Reply
Victoria P. San Diego, CA 7 days ago

So proud to be part of this fantastic team of investors. I've been watching IZOLA grow since the early days of Covid when it became one of my favorite happy places. It has become so much more because of the heart and humanity with which it has been nurtured by Jeffrey, Jenny and their whole butter loving team. Mazel Tov Y'all!

Diane B. San Diego, CA 7 days ago

I love Jeffrey and all that he stands for. He is working to move this world forward, one loaf of bread at a time.

Stella Y. San Diego, CA 9 days ago

I invest because I believe in the community you are going to create. Also, your carbs are good!

Jeffrey B. San Diego, CA 8 days ago IZOLA Entrepreneur

haha, so true Stella! It's been amazing to watch the community grow. Jenny and I envision ourselves a bit like gardeners. We prepare the soil (hold the space) and the community flourishes naturally. Thank you for joining us!

Natalie C. San Diego, CA 9 days ago

So happy to be a part of this awesome/special place!!

Jeffrey B. San Diego, CA 8 days ago IZOLA Entrepreneur

Thank you so much Natalie! Jenny and I appreciate your faith in us and your excitement for IZOLA's future.

Daniel W. San Diego, CA 22 days ago

In your business plan, you list the equity shares which places your valuation at 12M. How did you calculate that valuation?

Jeffrey B. San Diego, CA 22 days ago IZOLA Entrepreneur

Hi Daniel, great question! We looked at other comparable businesses in the food space, factored in that we are growing at 300%+ annually and profitable, and added in our proprietary technology and trainable, scalable methodology, and looked at near future distribution and growth opportunity. Best, Jeffrey

Ali S. Placentia, CA 27 days ago

Is the interest on the investment paid in perpetuity or just until the original investment has been paid back?

Jeffrey B. San Diego, CA 26 days ago IZOLA Entrepreneur

Hi Ali, thank you for asking! The interest on the investment is paid until the original investment has been paid back. Please keep in mind that investing in small businesses has risk and your entire investment could be lost. Best regards, Jeffrey

Stefania R. Chula Vista, CA about 1 month ago

I invested because I love supporting small local businesses, especially since they make amazing food!

Jeffrey B. San Diego, CA about 1 month ago IZOLA Entrepreneur

Thank you Stefania! We're inspired and emboldened by your support for small business! Cheers, Jeffrey

Boyce P. Little Rock, AR about 1 month ago

I invested because small businesses need a hand up and not a hand out in free enterprise.

Jeffrey B. San Diego, CA about 1 month ago IZOLA Entrepreneur

Hi Boyce! Thank you for investing on IZOLA's future. We look forward to creating new job opportunities for San Diegans and making some great croissants and sourdough. Best! Jeffrey

Barbara T. Las Vegas, NV about 1 month ago

Delighted to invest and watch Izola grow and the raise the dough!

Jeffrey B. San Diego, CA about 1 month ago IZOLA Entrepreneur

Barbara, thank you for all you have done for us. You're an IZOLA hero. I appreciate your investment! It amplifies our mission of justice and helps us expand our distribution and improve our efficiency in our production. Cheers!

Margaret M. Dallas, TX about 1 month ago

Excited to see this grow.

Jeffrey B. San Diego, CA about 1 month ago IZOLA Entrepreneur

Thank you Margaret! We appreciate your support and faith in IZOLA!

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